A PARADIGM ACQUISITION CORP.

Level 39, Marina Bay Financial Centre

Tower 2, 10 Marina Boulevard

Singapore 018983

VIA EDGAR

March 14, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Eric McPhee, Kristina Marrone, Kibum Park and Jeffrey Gabor

Re:	A Paradigm Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted January 17, 2023
CIK No. 0001956439

To Whom It May Concern:

A Paradigm Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter (the “Staff Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 14, 2023, regarding the draft Registration Statement on Form S-1 submitted to the Commission on January 17, 2023 (the “Draft Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”) which, among other things, responds to the Staff’s comments set forth in the Staff Letter. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in our responses correspond to pages of Amendment No. 1.

Draft Registration Statement on Form S-1 submitted January 17, 2023

The Offering, page 34

1.	Where you state on page 34 that stockholders may seek to redeem their shares, regardless of whether they vote for or against the proposed business combination, please clarify whether stockholders may elect to redeem if they abstain from voting on the proposed business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on pages 36, 141, 148, 152 and 177 of Amendment No. 1 to disclose that each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against, or abstain from voting on, the proposed business combination.

Risk Factors

If we seek shareholder approval of our initial business combination, page 54

2.	We note that your sponsor, officers, directors and affiliates may purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and makes reference to Compliance and Disclosure Interpretation (“C&DI”) 166.01 with respect to the list of parameters under which the Staff would permit any such applicable purchases of SPAC securities by a SPAC sponsor or its affiliates outside of the redemption offer.

In response to the Staff’s comments, the Company has also revised its disclosure on pages 33, 47 and 142 of Amendment No. 1 to clarify that any public shares purchased will not (i) be purchased at a price higher than the price offered through the SPAC redemption process, (ii) be voted in favor of the business combination transaction or (iii) have redemption rights, or such rights would be waived. The Company also respectfully informs the Staff that the SPAC intends to file in a Form 8-K the requisite information outlined in C&DI 166.01.

We may redeem your unexpired warrants prior to their exercise…, page 81

3.	We note your ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $1.00 per warrant if certain conditions are met. However, on page 22, you disclosed that you may redeem the outstanding warrants (excluding the private placement warrants) at a price of $0.01 per warrant. Please advise or reconcile the discrepancy.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on the cover page and pages 24 and 57 of Amendment No. 1 to clarify that (i) the private placement warrants are to be purchased at a price of $1.00, but are not redeemable, and (ii) the warrants sold as part of the units in this offering (except private placement warrants) are redeemable at the price of $0.01 per warrant.

We may issue our shares to investors in connection with our initial business combination …, page 82

4.	We note that potential PIPE transactions are meant to enable you to provide sufficient liquidity to the post-business combination entity. Clearly disclose their impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity.

Response: The Company respectfully acknowledges the Staff’s comment and submits that potential PIPE transactions are disclosed in the Draft Registration Statement as a commercial possibility only, and the impact to us and investors including costs particular to the de-SPAC process (for example, discount) will be disclosed in public filings and documentation to be submitted at the time of de-SPAC, as appropriate. Notwithstanding the foregoing, we have updated the disclosure on page 75 of Amendment No.1 to clarify that potential PIPE issuances may “enable us to provide opportunities for enhanced return on investment to investors in return for funds facilitating the sponsor's completion of the business combination or providing sufficient liquidity”.

We may not be able to complete an initial business combination with a U.S. target company …, page 103

5.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 169 of Amendment No. 1 to clarify that the sponsor is ultimately controlled by Claudius Tsang and Serena Shie, both of whom are non-U.S. persons.

Enforceability of Civil Liabilities, page 117

6.	We note disclosure on the difficulties related to civil enforcement since your directors and officers are nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside the United States. Please expand your disclosure to identify each officer and/or director located in China or Hong Kong.

Response: The Company respectfully acknowledges the Staff’s comment and has expanded disclosure on pages 12, 62, 103 and 104 of Amendment No. 1 to identify that (a) Claudius Tsang, our Chief Executive Officer, Director and Chairman, is a resident in Hong Kong, and (b) Jack C.F. Li, our Chief Financial Officer, is a Canadian citizen resident in Hong Kong and Canada.

Capitalization, page 125

7.	It appears you intend to account for your private warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that "[i]f the private placement warrants are held by someone other than our sponsor, Cantor or their permitted transferees, the placement warrants will be redeemable by us and exercisable by such holders on the same basis as the warrants included in the units being sold in this offering."

Response: The Company respectfully acknowledges the Staff’s comment and provide the following analysis under ASC 815-40:

Firstly, the Company considered whether the private warrants meet the definition of derivative instrument in accordance with ASC 815-10-15-83 and concluded that the settlement provision in the private warrants meet all the characteristic and qualified as a derivative instrument.

Secondly, the Company considered whether the private warrants should be classified as liabilities or equity depending on if they meet the conditions in accordance with ASC 815-10-15-74a whether the private warrants are indexed to the Company’s own stock and classified in stockholders’ equity in its statement of financial position. The Company has evaluated through the two-step approach to determining whether the private warrants is indexed to the Company’s own stock. First, the Company considered the exercise contingencies provision (“Step 1”) and evaluated that Step 1 does not preclude the private warrants from being considered indexed to the Company’s own stock because the exercise contingencies is based on the Company’s own stock price to be exceeded $16.50. Then the Company move to the settlement provisions (“Step 2”) and concluded that the private warrants meet the fixed-to-fixed rule and allows the private warrants to be considered indexed to the Company’s own stock. In consideration during the evaluation process on Step 2 evaluation, the Company considered whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the private warrants. Upon further evaluation, because the settlement provision in the private warrants will not allowed for redemption by the Company regardless of whether the private warrants is held by the Company’s sponsor or held by someone other than the Company’s sponsor, Cantor or their permitted transferees. As such, the Company did not notice any provisions that provided for potential changes to the settlement amounts dependent upon the characteristics of the holder of the private warrants. Based upon the two-step approach, the Company has concluded the private warrants are indexed to the Company’s own stock.

Thirdly, once the Company determines that the private warrants are considered indexed to the Company’s own stock under ASC 815-40, the Company must evaluate the conditions in ASC 815-40-25 to determine whether it controls the ability to settle the contract in its shares. Only contracts for which the entity controls settlement in shares may be classified in equity. Because in no event will the Company be obligated to pay the holders of the private warrants any cash consideration upon exercise or otherwise “net cash settle” the private warrants and the holders were not granted a choice of net cash settlement or settlement in shares based on the warrant agreement. As a result, the Company has concluded the private warrants may be classified in equity.

Finally, for a share-settled contract to be classified as equity, each of the additional conditions in ASC 815-40-25-10 must be met to ensure that the Company has the ability to settle the contract in shares. The Company has evaluated all of the conditions in ASC 815-40-25-10 and concluded that it has met all of the conditions and be able to reclassify the private warrants as equity instruments.

Report of Independent Registered Public Accounting Firm, page F-2

8.	Please ensure that your auditor's report is dated in your next amendment.

Response: The Company respectfully acknowledges the Staff’s comment and ensured that our auditor’s report is dated.

Statement of Cash Flow, page F-6

9.	Please tell us why proceeds from the promissory note to a related party of $2,939 are recorded on your statement of cash flows when the balance sheet and Note 5 indicate that the loan amount was $8,597 as of December 31, 2022.

Response: The Company respectfully acknowledges the Staff’s comment and be informed the Staff that the Company inadvertently and erroneously presented the non-cash offering costs paid by promissory note – related party as $80,658 in the statement of cash flow and has revised the number to $5,658 on page F-6. The loan amount of $8,597 can be reconciled by adding the non-cash transaction of $5,658 to the cash proceeds from promissory note to related party of $2,939.

We thank the Staff for its review of the foregoing and the Draft Registration Statement. If you have further comments, please feel free to contact to our partner, Jeffrey Cohen, at jeffrey.cohen@linklaters.com, or by telephone at (212) 903-9014.

Sincerely,

/s/ Claudius Tsang
Claudius Tsang Director and Chief Executive Officer

cc: Jeffrey Cohen